UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):       ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q

☐	Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: June 30, 2021
☐	Transition Report on Form 10-K
☐	Transition Report on Form 10-K
☐	Transition Report on Form 10-K
☐	Transition Report on Form 10-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DZS Inc.

Full Name of Registrant

Not Applicable.

Former Name if Applicable

5700 Tennyson Parkway, Suite 400

Address of Principal Executive Office (Street and Number)

Plano, Texas 75024

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DZS Inc. (the “Company”) was unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Form 10-Q”) prior to the filing deadline of 5:30 p.m. Eastern Time on August 9, 2021. As a result of technical difficulties, the Form 10-Q was filed at approximately 5:45 p.m. Eastern Time on August 9, 2021, and therefore the Form 10-Q is deemed to be filed on August 10, 2021, which is past the filing deadline for the Form 10-Q.  The Company is filing this Form 12b-25 to report the late filing of the Form 10-Q.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Justin Ferguson	469	327-1531
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DZS Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2021	By:	/s/ Justin Ferguson
	Name:	Justin Ferguson
	Title	Chief Legal Officer